Filed by: Commerce Bancshares, Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: FineMark Holdings, Inc.
Commission File No.: 001-36502

This filing relates to the proposed transaction between Commerce Bancshares, Inc. (“Commerce”) and FineMark Holdings, Inc. (“FineMark”) pursuant to the Agreement and Plan of Merger, dated as of June 16, 2025, by and among Commerce, CBI-Kansas, Inc. and FineMark.

05 - 16 - 2025

Commerce Bancshares, Inc.

Commerce Bancshares and FineMark Holdings Acquisition Conference Call

Commerce Bancshares, Inc.
Commerce Bancshares and FineMark Holdings Acquisition Conference Call

TOTAL PAGES: 13

CORPORATE SPEAKERS:

Matt Burkemper

Commerce Bancshares, Inc.; Director of Finance & Corporate Development

John Kemper

Commerce Bancshares, Inc.; Chief Executive Officer

Charles Kim

Commerce Bancshares, Inc.; Chief Financial Officer

PARTICIPANTS:

Unidentified Participant

KBW; Analyst

Unidentified Participant

Autonomous Research; Analyst

Manan Gosalia

Morgan Stanley; Analyst

David Long

Raymond James; Managing Director

Unidentified Participant

Wells Fargo; Analyst

Nathan Race

Piper Sandler; Managing Director

PRESENTATION:

Operator^ Welcome to the Commerce Bancshares and FineMark Holdings Acquisition Conference Call. I would now like to hand the conference call over to Matt Burkemper, Director of Finance and Corporate Development at Commerce Bancshares, Inc. Please go ahead.

Commerce Bancshares, Inc.
Commerce Bancshares and FineMark Holdings Acquisition Conference Call

Matt Burkemper^ Thank you. Before we start, note that today’s presentation includes forward-looking statements, including statements about future financial and operating results, benefits, synergies, costs from the proposed transaction, and other opportunities management expects. Any such forward-looking statements are intended to be subject to the safe harbor provided by federal securities laws and regulations.

Forward-looking statements involve assumptions, risks, and uncertainties. Please review the cautionary note regarding forward-looking statements on slides two and three of the investor presentation. This call will be recorded and made available on the Investor Relations website at investor.commercebank.com, where it will remain for 30 days. Now I’ll turn the call over to John Kemper, President and CEO of Commerce Bancshares.

John Kemper^ Okay. Thank you very much, Matt. Good morning, everyone. Thank you for joining us today.

As Matt said, this is John Kemper. I’m the President and CEO of Commerce Bancshares, and joining me on the call today are Chuck Kim, our Chief Financial Officer, and Matt Burkemper, who you just heard from, our Director of Finance and Corporate Development.

Earlier this morning, we issued a joint press release announcing our agreement to acquire FineMark Holdings, Inc., which is the holding company of FineMark National Bank & Trust, a highly respected private bank and trust company.

This is, I think a unique opportunity to expand our presence in some high-growth markets and to further leverage our already substantial wealth management platform.

So first, just a little bit about FineMark, and I’m referencing here slides five, six, and seven of the investor presentation.

So FineMark Bank & Trust, it was founded in 2007 in Fort Myers, Florida. FineMark is very much a relationship-focused private bank and trust company with nearly $8 billion in assets under management and -- or assets under administration and $4 billion in banking assets. FineMark has a concierge-style service model and some really deep expertise in serving high-net-worth clients, including multi-generational families and also professional athletes through their sports management division.

Their model, I think it’s fair to say aligns very closely with Commerce’s own values and approach. FineMark provides a comprehensive suite of wealth management and banking services, including private banking, investment management, lending, and trust services.

Since its founding in 2007, FineMark has now grown and expanded its presence to comprise 13 offices in Florida, Arizona, and South Carolina.

Commerce Bancshares, Inc.
Commerce Bancshares and FineMark Holdings Acquisition Conference Call

So I think there is a long number -- a long list of reasons why this partnership creates value for both organizations. I would just highlight a few here as being at the top of the list.

First, for Commerce, we will solidify our established wealth management and private banking presence in Florida, while also strategically expanding our footprint into some other very attractive high-growth markets in Arizona and in South Carolina.

Second is the importance of fee-based revenues in both of our banks’ models. Very much like Commerce, FineMark brings a strong mix of non-interest revenue through their asset management business. In fact, about 43% of their total revenue is non-interest revenue. That’s in the last 12 months.

And third, I would highlight a loan portfolio and a similarly conservative approach to lending and credit underwriting. FineMark, in fact, has a pristine credit history with only 13 basis points of cumulative net charge-offs over the last 10 years.

For FineMark, Commerce Bank and Commerce Trust will provide scale and resources to enable continued growth by delivering technology, stronger product and service suite, marketing resources, a strong back office, and, of course a bigger, very well-positioned balance sheet.

All right. You can see on Slide Eight that on a combined basis, our organizations will have over $84 billion of total wealth assets under administration, about $52 billion of assets under management, and $36 billion of total bank assets.

As things stand right now, that would make us, on a combined basis, the 16th largest bank-managed trust company in the United States. I think notably and importantly, we plan to retain the FineMark brand under a co-branding strategy, ensuring continuity for clients and for associates at FineMark.

I have to say we’re also just so pleased to be able to welcome Joseph Catti, who’s the Chairman and CEO of FineMark, who will step into the role of Chairman of Commerce Trust and continue to lead the FineMark division of Commerce Bank.

Through Joe’s leadership and his really impressive vision, he and his team have built, I think a remarkable franchise, and we look forward to what we can accomplish together.

So this announcement is a result of, I think quite a disciplined approach to M&A, building relationships with the right potential partners over long periods of time.

And in so many ways, FineMark checks all the boxes for us.

Commerce Bancshares, Inc.
Commerce Bancshares and FineMark Holdings Acquisition Conference Call

So we are so excited to work alongside them and to become one team.

So with that, I will now turn it over to Chuck. Chuck’s going to walk through some of the financial details of the deal.

Charles Kim^ Thanks, John.

As John mentioned, this is a really exciting opportunity to leverage the strengths of both organizations into a leading wealth management and banking franchise in markets with a lot of growth potential.

If you take a look at the right side of Slide Four, we believe the financial metrics are very compelling. The EPS accretion at 6% once the cost saves are phased in is attractive for a balance sheet of this size, and the tangible value earned back at 1.6 years is an attractive use of our capital compared to other alternatives.

On a pro-forma basis, our capital levels will remain strong with a CET1 ratio of 17%, and then we’ll have a long runway for loan growth with our loan-to-deposit ratio of 70%.

So turning to the transaction terms on Slide Nine, this is a 100% stock transaction. FineMark shareholders will receive 0.69 shares of commerce stock for each share of FineMark. Based on our June 13, 2025 closing price, this equates to a per-share value of $4,187 and a total transaction value of approximately $585 million. The multiples are attractive on a relative basis as measured by both price-to-tangible book value and price-to-forward earnings, including cost savings.

Additionally, we believe there will be low integration risk because of our similar approach to wealth management and underwriting discipline. These figures reflect the transaction that is both financially attractive and conservatively modeled.

Turning to Slide 15, we’ve assumed $15 million in fully phased-in pre-tax cost savings, representing just 15% of FineMark’s non-interest expense.

We have not modeled revenue synergies, although we believe there’s meaningful upside.

Conservatively, we’re expecting pre-tax one-time merger expenses of approximately $57 million, which are modeled as fully realized intangible book value at closing. Fair value adjustments include pre-tax interest rate-related write-downs of $146 million on FineMark’s loan portfolio, $35 million on the available for sale securities, and $8 million on the held-to-maturity securities.

Commerce Bancshares, Inc.
Commerce Bancshares and FineMark Holdings Acquisition Conference Call

Those will all be accreted back through earnings. The fair value estimates are based on the current interest rate environment and, of course subject to change based on the underlying rate environment at closing.

After completion of a very thorough credit due diligence process, which included third-party review and coverage of nearly 90% of the commercial loan portfolio, we expect to mark the portfolio at 99 basis points, which is about 12.5% higher than the 88 basis points FineMark reported in Q1.

We did model the mark between PCD, non-PCD split, with the non-PCD double dip of $15 million accreting back over five years.

We anticipate closing the transaction on January 1, 2026, subject to regulatory approvals and FineMark shareholder approval. With that, back to you, John.

John Kemper^ Okay Chuck, thanks very much. Well hopefully you can see that, at least from our perspective, this deal pencils out very well for both sets of shareholders. And at the same time, this acquisition is very much about more than just the numbers.

I think this is a partnership rooted in shared values and some complementary strengths and also a commitment to long-term success.

We are excited to welcome the FineMark team and their clients to commerce. Their culture, their people, their client-first mindset, I think are all a natural fit here.

We believe this combination will enhance our ability to drive sustainable growth. We’re optimistic that this transaction will deliver meaningful long-term value to our shareholders, our customers, and our team members.

So with that, this concludes our prepared remarks. We’d like to open up the call for any questions.

Operator^ (Operator Instructions) Your first question comes from Chris McGratty with KBW. Please go ahead.

Unidentified Participant^ Hi, how’s it going?

This is Andrew Leichter [ph] on for Chris McGratty.

John Kemper^ Hi, Andrew.

Commerce Bancshares, Inc.
Commerce Bancshares and FineMark Holdings Acquisition Conference Call

Unidentified Participant^ Yes, so just to start off, can you speak about the background of the deal and how the relationship between you and FineMark came to be?

Thanks.

John Kemper^ Sure. Yes, this is not something that we do every day. I think it’s been a very intentional and measured process in a way I would say. We’ve been proactively building this relationship with the FineMark team for almost five years at this point.

So I think we’ve really come to know each other very well, have a shared appreciation of the operating model that we’re stepping into and partnering with, and have a really great sense for the talent on the team.

So this has been a long time coming, and we’re really happy to be where we are right now.

Unidentified Participant^ Okay. Great. Just as my follow-up, given FineMark’s loan portfolio competition being a little heavier, one to four family, how should we think about the pro-forma asset sensitivity once the deal closes?

Thanks.

John Kemper^ Sure. Well yes, I would just say you’re right about that characterization, which is pretty typical for a private bank. It would look very similar to our own private bank, in fact, in terms of what that loan composition looks like.

Of course we’re going to be marking the assets, so we’ll creep back a lot of that mark through earnings. And Chuck, any commentary you want to offer on that?

Charles Kim^ Sure. I would say yes, that’s exactly right.

So we’re really unlocking a lot of the value that’s tied up in that loan portfolio with the rate mark, and we’ll be accreting that back.

We think there is, definitely some asset sensitivity. There will be a lot of loans and securities repricing between now and the end of the year, helping FineMark expand the margin.

So I think you’re on target with that.

Operator^ Your next question comes from the line of Casey Hare [ph] with Autonomous. Please go ahead.

Commerce Bancshares, Inc.
Commerce Bancshares and FineMark Holdings Acquisition Conference Call

Unidentified Participant^ Yes. Thanks. Good morning, everyone. Appreciate you guys hosting this call. It’s good to hear everyone’s voice.

So I guess first question on just M&A appetite going forward.

We’re obviously used to you being a largely organic story. I think this is your first bank deal since 2013. This does -- FineMark does seem like a unique asset. I’m just wondering, are we entering a new chapter where M&A is going to be a more prominent part of the strategy, or is this more of a one-off type transaction?

Thank you.

John Kemper^ Yes, great question, and you’re right. This is, as I said, this is not something that we have done on a very regular basis, at least in recent years.

But we just feel that this is such a great fit with our overall franchise and what we’re trying to do.

So backing up a little bit, I would say that M&A is always in the toolkit. It’s something that we actively think about and pursue over time.

But in terms of our overall posture, nothing really has changed.

We take the long game approach.

We work to cultivate these relationships over time. And as we’ve tried to communicate over time that the types of partners that we are interested in are commercial or wealth-focused banks. The wealth-focused part is a great attribute to have.

And we’re focused in geographies where we’ve expanded in recent years, so places like Dallas, Houston, Nashville, Denver.

As I mentioned, we already had a presence in southwest Florida, so this is a great way to really be able to double down there and grow our scale.

So not a lot has changed.

We will continue to look at deals. And, I mean just in terms of sizing, we’ve historically looked at banks that have been, in the neighborhood of what FineMark’s size is.

Unidentified Participant^ Great.

As my follow-up, on Slide 15, you guys talk about FineMark profitability at a 90 bp ROAA in ‘26 to inform your EPS accretion. That’s a significant step up from current profitability. I think it was, around 40 bps or so in the latest quarter. Just wanted some color on what is the key driver. My guess is NIM, but the key driver to get to a 90 bp ROAA next year.

Commerce Bancshares, Inc.
Commerce Bancshares and FineMark Holdings Acquisition Conference Call

Charles Kim^ Sure, I’ll take that one.

So we built a forecast -- or actually, FineMark’s management built a forecast at the cash flow level, which our team validated and we feel very comfortable with and we think is conservatively forecasted. Much of the margin expansion, as I mentioned before in previous questions specifically, is asset repricing on short-term assets.

And we expect to see, there was good improvement in the first quarter of FineMark’s margin.

We expect that to continue through the year as you get repricing of their bond portfolio and parts of the loan portfolio.

So it should continuously expand throughout the rest of this year and get us into next year with some improved asset yields.

We modeled it with interest rates staying exactly where they are, so there’s no benefit to further rate increases to the extent we see those and we still feel comfortable.

I think you also see FineMark’s been successful at growing their loan portfolio and we modeled continued growth in the loan portfolio and slight growth in the deposit portfolio from ‘25 to ‘26. All of those create the margin expansion, a little bit of growth in fee income on the asset management side to give us that $40 million in net income in 2026.

Unidentified Participant^ Thank you.

Operator^ Your next question comes from the line of Manan Gosalia with Morgan Stanley. Please go ahead.

Manan Gosalia^ Hi. Good morning all. Thanks for doing the call. I wanted to ask about the rationale for doing an all-stock deal. You guys clearly have a lot of excess capital, so I wanted to get a sense of why do all-stock and whether this gives you an opportunity to accelerate buybacks to offset some of the dilution that you’ve seen here?

John Kemper^ Yes. I think from both parties’ perspective, leading with the all-stock transaction was deemed to be favorable. In our case, we feel like we’ve got a pretty strong currency and good to be able to use that currency to drive the kind of financial modeling and payback that Chuck was describing.

Commerce Bancshares, Inc.
Commerce Bancshares and FineMark Holdings Acquisition Conference Call

So we thought that made a lot of sense.

As you pointed out, we did start from an excess capital perspective, at least by many people’s estimation.

So in a way being able to use a little bit of that extra capital in a way that generates a very quick payback, we thought made a lot of sense. Anything you’d add, Chuck?

Charles Kim^ No. I think that covers it.

Manan Gosalia^ Great. Just to follow up on the prior question, the $40 million net income number on standalone FineMark, the delta between what they earned over the last couple of years in the $40 million, that entire delta is in the NII line, is that correct?

Charles Kim^ Yes. I would say mostly in the NII line. There’s some growth on the non-interest income side that’s consistent with what they’ve had in the past. It’s a pretty healthy growth.

Manan Gosalia^ Got it. Thank you.

Operator^ Your next question comes from the line of David Long with Raymond James. Please go ahead.

David Long^ Good morning, guys. Question as it relates to loan portfolio and securities portfolio upon closing. Do you expect any loan sales or restructurings or security sales or restructurings tied to the transaction?

Charles Kim^ Sure.

So, all of those things are under evaluation. Don’t really expect any loan sales.

But we’ll be looking at the bond portfolio to see what makes sense between now and closing.

So that’s certainly on the table.

David Long^ Got it.

Then a follow-up question as it relates to the core conversion. Do you have a tentative date or a planned date for that?

Charles Kim^ No. We don’t have a defined date.

But we’re working with 12 months after the financial close.

Commerce Bancshares, Inc.
Commerce Bancshares and FineMark Holdings Acquisition Conference Call

David Long^ Great. Thank you.

Operator^ Your next question comes from the line of Timor Brasilia [ph] with Wells Fargo. Please go ahead.

Unidentified Participant^ Hi. Good morning. Thinking about the entrance to the new geography, the build-out in Florida, just the opportunity from a growth standpoint going forward, do you envision kind of the growth being more on the balance sheet lending opportunities within those markets?

Will it remain focused on the wealth management component?

Then you called out the sports management piece in the deck and in the prepared remarks. Can you just talk us to the opportunity that still remains in that vertical specifically?

John Kemper^ Sure. Yes, great question. I think we -- in FineMark, we found a model, kind of earnings profile and business mix that we really admire.

So the opportunity is to grow along the trajectory they are already on.

So in terms of the mix of business, we would, of course love to grow assets under management. We’d grow the bank balance sheet alongside that.

But really, it’s in service of taking care of our customers with, as we’ve said, a very high touch and comprehensive model.

So again I think we would accelerate on the growth that we’re already on.

South Florida is a great market. It’s a market where, honestly, commerce already has a lot of familiarity just because we have so many clients who are down there already kind of splitting their time between some of our legacy markets and South Florida.

Obviously it’s a terrific market in terms of demographics for the kind of client that we want to take care of.

I’d say much the same thing about Scottsdale, where we have a lot of clients and also similarly attractive demographics. We’re excited about the growth possibilities in South Carolina as well.

Then you mentioned the sports vertical, one that is really intriguing to us and has been a very nice niche for growth for FineMark. It’s honestly not one that Commerce has a lot of historic familiarity with, but obviously a very attractive segment of customers who are making a fair amount of money and also have complicated needs.

Commerce Bancshares, Inc.
Commerce Bancshares and FineMark Holdings Acquisition Conference Call

And so a real opportunity, we think to add value.

We’re excited to learn more about that and to see what we can do in that niche to drive growth.

Unidentified Participant^ Great. Thanks.

Then as my follow-up, I’ve been getting a couple of questions on just capital return for the remainder of the year.

Would the deal tend to close on Jan 1?

Just how are you thinking about the stock dividend potentially later this year?

Would that still be on the typical type of a timeline?

Would that be adjusted in consideration for this deal?

Would it be paid after?

Just your thoughts on capital return until this deal closes.

John Kemper^ So we’re pretty consistent with what we do in terms of capital return.

So we’ve done that stock dividend for a long time and people really like it.

So that’s one thing we are is pretty consistent.

And in terms of dividend policy, I think again consistent growth in the dividend and low single digits.

You didn’t specifically ask about the buyback, I don’t think.

But hitting that for a minute, I think we’ve obviously been out of the market most of the second quarter.

But I think we’ll ease back in in the second half of the year.

Unidentified Participant^ Great, thank you.

Commerce Bancshares, Inc.
Commerce Bancshares and FineMark Holdings Acquisition Conference Call

Operator^ Your next question comes from the line of Nathan Race with Piper Sandler. Please go ahead.

Nathan Race^ Hi, guys. Good morning. Congrats on the deal.

Thanks for taking my questions.

John, going back to your earlier point around some of the growth opportunities in the FineMark geographies, curious as to your point, you mentioned, the private banking franchises are pretty similar between Commerce and FineMark.

But curious if you guys anticipate any cost phase being reinvested into some commercial hires, just given your point on some of the underlying growth opportunities that exist across their geographies.

John Kemper^ Yes, that’s a great question. Yes, the short answer, Nate, is yes, I do think there will be some opportunities to expand on the margin, on commercial relationships.

Honestly, sometimes the line is a little bit fuzzy. I mean it may be a commercial relationship based on a personal relationship with somebody who’s already in the private bank.

So the short answer is yes, I do think there’ll be opportunity to find commercial growth in some of these markets. And having an in through relationships and the legacy FineMark operations in these markets gives us a great running start.

Nathan Rice^ And, just given that FineMark’s about 12% of your asset base, it doesn’t move the needle too much in terms of balance sheet size.

But just curious, if you see the addition of these markets kind of accelerating some of the company’s pro-forma organic growth opportunities, historically, commerce has been, in the low single digit range.

So just curious if you think that can maybe accelerate some of the entrants into the FineMark territories.

John Kemper^ Yes. I think it’s a little bit early to say but that possibility certainly exists. And even if you’re just looking at the private bank side of the equation, I mean FineMark’s been a pretty healthy grower over time.

So we expect that momentum to continue.

Nathan Rice^ Okay. Great. I appreciate all the color. Thank you.

Commerce Bancshares, Inc.
Commerce Bancshares and FineMark Holdings Acquisition Conference Call

John Kemper^ Thank you.

Operator^ This concludes the Commerce Bancshares conference call.

Once again a replay along with the presentation slides will be available on Commerce Investor Relations page. A replay of the call will also be available.

If anyone has any additional questions, please call -- please contact Matt Burkemper with Commerce Bank Investor Relations team at (314) 746-7485. Thank you for your participation in today’s conference call.

* * *

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication may contain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed business combination transaction between Commerce and FineMark (the “Proposed Transaction”), the plans, objectives, expectations and intentions of Commerce and FineMark, the expected timing of completion of the Proposed Transaction, and other statements that are not historical facts. All statements other than statements of historical fact, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as “may,” “will,” “should,” “could,” “would,” “plan,” “potential,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target” and similar expressions. Forward-looking statements, by their nature, are subject to risks and uncertainties. There are many factors that could cause actual results to differ materially from expected results described in the forward-looking statements. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995.

Factors relating to the Proposed Transaction that could cause or contribute to actual results differing materially from those contained or implied in forward-looking statements or historical performance include, in addition to those factors identified elsewhere in this communication, the occurrence of any event, change or other circumstances that could give rise to the right of Commerce or FineMark to terminate the definitive merger agreement governing the terms and conditions of the Proposed Transaction; the outcome of any legal proceedings that may be instituted against Commerce or FineMark; the possibility that revenue or expense synergies or the other expected benefits of the Proposed Transaction may not fully materialize or may take longer to realize than expected, or may be more costly to achieve than anticipated, including as a result of the impact of, or problems arising from, the integration of the two companies, the strength of the economy and competitive factors in the areas where Commerce and FineMark do business, or other unexpected factors or events; the possibility that the Proposed Transaction may not be completed when expected or at all because required regulatory, shareholder or other approvals or other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect Commerce or FineMark or the expected benefits of the Proposed Transaction); the risk that Commerce is unable to successfully and promptly implement its integration strategies; reputational risks and potential adverse reactions from or changes to the relationships with the companies’ customers, employees or other business partners, including resulting from the announcement or the completion of the Proposed Transaction; the dilution caused by Commerce’s issuance of common stock in connection with the Proposed Transaction; diversion of management’s attention and time from ongoing business operations and other opportunities on matters relating to the Proposed Transaction; and other factors that may affect the future results of Commerce and FineMark, including continued pressures and uncertainties within the banking industry and Commerce’s and FineMark’s markets, including changes in interest rates and deposit amounts and composition, adverse developments in the level and direction of loan delinquencies, charge-offs, and estimates of the adequacy of the allowance for loan losses, increased competitive pressures, asset and credit quality deterioration, the impact of proposed or imposed tariffs by the U.S. government or retaliatory tariffs proposed or imposed by U.S. trading partners that could have an adverse impact on customers or any recession or slowdown in economic growth particularly in the markets in which Commerce or FineMark operate, and legislative, regulatory, and fiscal policy changes and related compliance costs.

These factors are not necessarily all of the factors that could cause Commerce’s or FineMark’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other unknown or unpredictable factors also could harm Commerce’s or FineMark’s results.

Further information regarding Commerce and factors that could affect the forward-looking statements contained herein can be found in Commerce’s Annual Report on Form 10-K for the year ended December 31, 2024, which is accessible on the Securities and Exchange Commission’s (the “SEC”) website at www.sec.gov and at Investor.Commercebank.com, and in other documents Commerce files with the SEC. Information on these websites is not part of this document.

All forward-looking statements attributable to Commerce or FineMark, or persons acting on Commerce’s or FineMark’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and Commerce and FineMark do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If Commerce or FineMark update one or more forward-looking statements, no inference should be drawn that Commerce or FineMark will make additional updates with respect to those or other forward-looking statements.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Proposed Transaction, Commerce will file with the SEC a Registration Statement on Form S-4 to register the shares of Commerce common stock to be issued in connection with the Proposed Transaction that will include a proxy statement of FineMark and a prospectus of Commerce (the “proxy statement/prospectus”), as well as other relevant documents concerning the Proposed Transaction. The definitive proxy statement/prospectus will be sent to the shareholders of FineMark seeking their approval of the Proposed Transaction and other related matters. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SHAREHOLDERS OF FINEMARK ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE AND EACH OTHER RELEVANT DOCUMENT FILED WITH THE SEC BY COMMERCE IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about the Proposed Transaction, Commerce and FineMark, without charge, at the SEC’s website, http://www.sec.gov. Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Commerce’s Investor Relations via email at matthew.burkemper@commercebank.com or by telephone at (314) 746-7485, or to FineMark's Investor Relations via email at investorrelations@finemarkbank.com or by telephone at (239) 461-3850.

PARTICIPANTS IN THE SOLICITATION

Commerce, FineMark and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of FineMark in connection with the Proposed Transaction under the rules of the SEC. Information regarding Commerce’s directors and executive officers is available in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in Commerce’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February 25, 2025; in the sections entitled “Security Ownership of Certain Beneficial Owners and Management,” “Composition of the Board, Board Diversity and Director Qualifications,” “Corporate Governance” “Compensation Discussion and Analysis” and “Executive Compensation,” in Commerce’s definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the SEC on March 14, 2025; and other documents filed by Commerce with the SEC. To the extent holdings of Commerce common stock by the directors and executive officers of Commerce have changed from the amounts held by such persons as reflected in the documents described above, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus relating to the Proposed Transaction. Free copies of this document may be obtained as described in the preceding paragraph.